UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

IRON BRIDGE MORTGAGE FUND, LLC
(Exact name of issuer as specified in its charter)

Oregon	26-3458758
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9755 SW Barnes Road, Suite 420, Portland, OR 97225

(Full mailing address of principal executive offices)

(503) 225-0300

(Issuer’s telephone number, including area code)

Class D Units

(Title of each class of securities issued pursuant to Regulation A)

IRON BRIDGE MORTGAGE FUND, LLC

SEMIANNUAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2024

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FORWARD-LOOKING STATEMENTS

This Semiannual Report on Form 1-SA (the “Form 1-SA”) of Iron Bridge Mortgage Fund, LLC (the “Company”) includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as “may,” “should,” “expects,” “plans,” “believes,” “estimates,” “predicts,” “potential,” and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. Such factors include, but are not limited to, those discussed in the “Risk Factors” section of our most recently filed offering circular or Annual Report on Form 1-K. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this Form 1-SA speak only as of the date on which they are made, and we do not intend, and assume no obligation, to update those forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this Form 1-SA are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements.

The historical results described in this Form 1-SA with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this Form 1-SA are based on historical examples and the Company’s estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation is likely to be material.

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ITEM 1 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is management’s discussion and analysis of the Company’s results of operation, financial condition, and liquidity.

Overview

We are a private lender formed in 2009 as an Oregon limited liability company. The Company makes commercial purpose loans by lending funds to real estate investors to finance the ownership, entitlement, development and redevelopment of residential and commercial real estate throughout the United States. We generate most of our revenue from interest on loans and loan fees. Our loan portfolio consists of a mix of single-family and multi-family redevelopment and new construction projects. Our primary source of funding is private debt and Bank Borrowings. Our largest expenses are management fees paid to the Manager, Iron Bridge Management Group LLC, and interest paid on private debt and Bank Borrowings, as described in greater detail below. We measure our performance through various metrics, including our net income, net margin, net interest rate spread, net interest margin, ratio of interest-earning assets to interest-bearing liabilities, non-performing loans to total loans, late fee and default interest from non-performing loans, charge-offs on non-performing loans, estimated active portfolio loan-to-value compared to actual paid-off portfolio loan-to-sale price, and interest coverage ratios.

Fluctuating interest rates could adversely affect our business.

Significant increases in market interest rates on loans, or the perception that an increase may occur, could adversely affect our ability to originate new loans and our borrowers’ ability to sell their projects to repay our loans. If this occurred, it could cause an increase in nonperforming assets and charge offs, which could adversely affect our business.

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Further, our profitability is dependent to a large extent upon net interest income, which is the difference (or “spread”) between the interest earned on loans, and other interest-earning assets and the interest paid on borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability. We are unable to predict changes in interest rates, which are affected by factors beyond our control, including inflation, deflation, recession, unemployment, money supply and other changes in financial markets.

During the six months ended June 30, 2024, the Company saw stable loan demand despite the aggressive rate increases by the Federal Reserve. Due to the short-term duration of the Company’s Portfolio Loans, the Company’s Portfolio Borrowers were able to sell their Projects and recycle their capital into new Projects at lower prices to adjust for changing market conditions. That being said, economic concerns may result in a reluctance of our Portfolio Borrowers to start new Projects. Due to the ongoing economic uncertainty caused by Federal Reserve interest rate increases, the Company continued its risk mitigation strategy initiated at the start of COVID-19 in 2020: (1) most new loans required borrowers to pre-pay interest; (2) we continued lending to only the highest quality borrowers; (3) we continued lending primarily in non-judicial states, which we believe to be less risky than judicial states; and (4) we continued lending on lower risk Projects (less complex scope of work, existing occupancy permits, resale prices in the liquid segments of each real estate sub-market).

In addition to the impact on our operating results, aggressive rate increases by the Federal Reserve also impacts our ability to raise capital from investors.  Members are entitled, on a non-compounding basis, payable monthly in arrears, to 9% (Class B Equity), 6% (Class C Equity), or 5% (Class D Equity) per annum non-guaranteed priority return on their invested capital.  Interest rate increases also create an environment where investors have a greater variety of investment alternatives offering returns similar to those we are offering our members, sometimes at lower risk.  The depression of real estate market prices caused by increased interest rates may also dampen the market for real estate related securities, regardless of any particular impact on the Company.  This may materially affect the amount of funds we are able to raise for purposes of funding Fund loans.

Inflation

The effect of changing prices on financial institutions is typically different than on non-banking companies since a substantial portion of a lender’s assets and liabilities are monetary in nature. In particular, interest rates are significantly affected by inflation, but neither the timing nor magnitude of the changes to interest rates can be directly correlated to price level indices; therefore, the Company can best counter inflation over the long term by managing sensitivity to interest rates of its net interest income and controlling levels of noninterest income and expenses. In addition, the short-term duration of the Company’s Portfolio Loans minimizes interest rate risk compared to loan portfolios with longer durations.

Effects of COVID-19 on business model and portfolio performance

Through June 30, 2024, the Company experienced no material financial impact from the COVID-19 pandemic and related stay-at-home orders. The Company remains hyper-focused on monitoring its borrowers, improvement loan draws, and the health of the underlying real estate sub-markets it serves. Our Portfolio Borrowers have continued to successfully buy, fix and sell properties despite the over 40% year-over-year decline in pending home sales following the April 2020 COVID-19 stay-at-home orders. Our observation during April and early May of 2020 was that the decline in buyer demand due to stay-at-home orders was more than offset by a decline in the number of homeowners willing to list their homes for sale due to their reluctance to have strangers enter their homes for showings. While this did lead to a significant decline in overall residential real estate transaction volume, our Portfolio Borrowers do not occupy their properties and generally had few problems securing buyers and selling their Projects consistent with anticipated timelines. However, during late May and June 2020, demand for residential real estate rebounded significantly, approaching pre-pandemic levels, while the supply of homes for sale remained low as many homeowners were hesitant to list their homes for sale. From July through December 2021, the supply of homes for sale remained low while demand for housing increased significantly, resulting in increasing home prices. A market environment that has generally benefited our Portfolio Borrowers. During 2022, 2023, and the first six month of 2024, the Company did not experience any market impact related to COVID-19.

It is also important to point out that the residential real estate market entered the pandemic with strong demand, very low inventory and generally conservative bank lending standards, a sharp contrast to the real estate bubble that existed prior to the great recession of 2008. In addition, the government has deployed many policy tools developed during the Great Recession of 2007 to 2009 that are designed to avoid a massive supply of foreclosures that could depress housing prices and lead to a financial/banking crisis. For example, all government backed mortgages allowed borrowers to avoid foreclosure for up to 12 months through forbearance. Similarly, many states and counties have implemented legislation or executive orders to delay foreclosure activity on non-government backed mortgages. While these foreclosure restrictions could affect the Company’s ability to foreclose on some of its Portfolio Loans under certain conditions, the Company has mitigated this risk by requiring interest reserves on most of its loans since mid-April 2020.

Due to the complex nature of the impact of COVID-19 on the economy, it is difficult to predict future impacts, though we believe the structure of our business remains solid. Please see the Company’s most recent quarterly or annual results for any additional updates.

REIT Election

The Company elected to be treated as a corporation taxed as a “real estate investment trust” (“REIT”) for U.S. federal income tax purposes under the Code, commencing with its taxable year ending December 31, 2022. A REIT is an entity entitled to special and beneficial U.S. federal income tax treatment, provided it satisfies various requirements relating to its organization, its ownership, its distributions and the nature of its assets and income. Among other requirements, a REIT generally must derive most of its income from real estate loans and real property and its assets predominantly must consist of such loans and real property. The entity must make a special election under the Internal Revenue Code of 1986, as amended (the “Code”) to be treated as a corporation taxed as a REIT. Subject to a number of significant exceptions, an entity that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes annually to its Members. However, a REIT nonetheless may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on its assets and operations. See “Certain Federal Income Tax Considerations” for additional details.

Generally, the benefits of investing in a REIT include (i) 20% 199A tax deduction for taxable investors; (ii) no unrelated business taxable income (UBTI) tax for tax advantaged investors, (iii) simplified annual tax reporting form 1099-DIV, and (iv) investor state taxation based on the investor’s state of residence (no multi-state tax filing requirements).

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Critical Accounting Policies and Accounting Estimates

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and which could potentially result in materially different results under different assumptions and conditions. The Company believes that the most critical accounting policies upon which its financial condition depends, and which involve the most complex or subjective decisions or assessments, are set forth below.

Allowance for Loan Losses. The allowance for loan losses is established through a provision for loan losses charged to expense, which affects our earnings directly. Loans are charged against the allowance for loan losses when the Company believes that the collectability of all or some of the principal is unlikely. The allowance is an amount that reflects the Company’s estimate of the level of expected incurred losses in the loan portfolio. Factors considered by the Company in determining the adequacy of the allowance include, but are not limited to, detailed reviews of individual loans, historical and current trends in loan charge-offs for the various portfolio segments evaluated, the level of the allowance in relation to total loans and to historical loss levels, levels and trends in non-performing and past due loans, external factors including regulatory, competition, and the Company’s assessment of economic conditions.

The provision for loan losses is the charge to operating earnings necessary to maintain an adequate allowance for loan losses. We have developed policies and procedures for evaluating the overall quality of our loan portfolio and the timely identification of problem loans. The Company continuously reviews these policies and procedures and makes further improvements as needed. However, the Company’s methodology may not accurately estimate inherent loss or external factors and changing economic conditions may impact the loan portfolio and the level of reserves in ways currently unforeseen.

The Company expects to accrue a provision for loan losses that will fluctuate on a monthly basis between a rate of 0% and 1.0% annualized.

REO and Foreclosed Assets. Assets acquired through or in lieu of loan foreclosure are initially recorded at lower of cost or fair value less estimated costs to sell, establishing a new cost basis. Subsequent to foreclosure, valuations are performed annually and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Due to the subjective nature of establishing the asset’s fair value when it is acquired, the actual fair value of the REO or foreclosed asset could differ from the original estimate. If it is determined that fair value declines subsequent to foreclosure, a valuation allowance is recorded through non-interest expense. Gains and losses on the disposition of REO and foreclosed assets are netted and posted to other non-interest income or expenses.

Fair Value of Mortgage Loans Receivable. The Company has the intent and ability to hold its mortgage loans to maturity. Therefore, mortgage loans are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Company’s lending portfolio.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the loan will be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral-dependent, it is valued at the estimated fair value of the related collateral. If events and or changes in circumstances cause the Company to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances. See “Provision for Loan Losses” on Page 8 for additional disclosures.

Deferred Loan Origination Fees. The Company will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are accreted to income over the life of the loan under the effective interest method.

The Company offers its borrowers loan options with a combination of low origination fees and high interest rates or loans with high origination fees and low interest rates. While the yield earned by the Company on these loan options is similar, changes in the percentage of Portfolio Loans with high origination fees can affect the amount of interest income derived from deferred loan origination fees.

Income Taxes. During 2021, the Company was a limited liability company for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity paid no federal income tax. Accordingly, no provision for income taxes besides the minimum state franchise taxes and the LLC gross receipts fees are reflected in the Company’s financial statements for 2021. During 2022, the Company elected to be treated as a corporation taxed as a “real estate investment trust” (“REIT”). A REIT is an entity entitled to special and beneficial U.S. federal income tax treatment, provided it satisfies various requirements relating to its organization, its ownership, its distributions and the nature of its assets and income. Subject to a number of significant exceptions, an entity that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes annually to its members. However, a REIT nonetheless may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on its assets and operations.

The Company has evaluated its current tax positions and has concluded that as of June 30, 2024, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

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Comparison of Operating Results for the Six Months Ended June 30, 2024 and 2023

Net Income, Net Margin and Net Interest Rate Spread. Net income was $2,845,276 for the six months ended June 30, 2024, compared to $3,135,040 for the six months ended June 30, 2023, a decrease of $289,764 or 9.2%.

Net interest margin for the six months ended June 30, 2024 and 2023 was 8.477% and 9.589%, respectively. The net interest rate spread for the six months ended June 30, 2024 and 2023 was 3.928% and 4.164%, respectively.

Net income decreased between periods primarily due to an increase in the Company’s cost of bank borrowings and loan servicing fees more than offsetting the increase in mortgage interest income.

Net interest margin and net interest rate spread decreased between periods  primarily due to the increased cost of Bank Borrowings more than offsetting the increased yield on average interest earning assets.

Interest Income. Mortgage interest income increased $1,211,577, or 20.0%, to $7,273,653 for the six months ended June 30, 2024 compared to $6,062,076 for the six months ended June 30, 2023. The increase in interest income was primarily the result of average interest-earnings assets increasing by $17.8 million, or 16.5%, between periods, as average loan portfolio size increased during the first six months of 2024 compared to the first six months of 2023.

The average daily balance of cash during the six months ended June 2024 and 2023 was $15,630 and $10,566, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense from Bank Borrowings increased $1,055,514, or 115.8%, to $1,967,071 for the six months ended June 30, 2024 from $911,557 for the six months ended June 30, 2023.

This increase was attributable to a 100.2% increase in average Bank Borrowings to $51.0 million from $25.5 million, as well as a 54 basis point increase in the interest rate paid on those Bank Borrowings.

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Net Interest Income. Net interest income increased $156,063, or 3.0%, to $5,306,582 for the six months ended June 30, 2024 from $5,150,519 for the six months ended June 30, 2023. The increase resulted primarily from a $1,211,577 increase in interest income more than offsetting a $1,055,514 increase in interest expense.

The increase in interest income was primarily the result of a 16.5% increase in average interest earning assets and a 30 basis-point increase in the yield earned on those assets, as the Company experienced increased loan demand. The increase in interest expense was primarily attributable to a 100.2% increase in average interest-bearing liabilities and a 54 basis-point increase is the cost of those liabilities.

Other Income. Other income decreased $4,306, or 5.8%, to $70,348 for the six months ended June 30, 2024 from $74,654 for the first six months of 2023. The decrease was primarily attributable to a decrease in late fees and default interest. Other income generally includes late payment fees and default interest related to non-performing loans, income from REO Assets held for sale, and reversals in the allowance for loan losses used to offset losses on the sale of REO Assets. We expect this income to vary between periods driven by the number of non-performing loans, timing of non-performing loan payoffs, collectability of default interest and late fees on non-performing loans, and the profitability of REO Asset sales.

Non-Interest Expense. Non-interest expense increased $444,807, or 21.4%, to $2,524,759 for the six months ended June 30, 2024 from $2,079,952 for the six months ended June 30, 2023. The largest increase in non-interest expense was a $281,023 increase in loan servicing fees, due to an increase in average loan portfolio size. The largest decrease in non-interest expense was a $32,866 decrease in other expenses, primarily due to reduction in marketing expense between periods.

Provision for Loan Losses. Based on our analysis of loan portfolio performance, as outlined above in “Critical Accounting Policies and Accounting Estimates – Allowance for Loan Losses,” the Company recorded a provision of $77,305 for the six months ended June 30, 2024, compared to $0 during the six months ended June 30, 2023. The allowance for loan losses was $2,043,574, or 1.7% of total unpaid principal balance at June 30, 2024, compared to $1,804,510, or 1.5% of total unpaid principal balance at June 30, 2023.

The Company recorded loan charge offs of $0 during the six months ended June 30, 2024, compared to charge offs of $106,175 during the six months ended June 30, 2023. The Company anticipates that its provision-for-loan-losses accrual rate will fluctuate on a monthly basis between 0.0% and 1.0% annualized.

The Company had six delinquent loans, totaling $1.8 million, at June 30, 2024, compared to six delinquent loans at June 30, 2023, totaling $2.4 million. The Company anticipates collecting full proceeds on these loans. The allowance for loan losses reflects the estimate we believe to be appropriate to cover probable incurred losses inherent in the loan portfolio at June 30, 2024 and June 30, 2023, respectively.

The increase in provision-for-loan-losses during the six months ended June 30, 2024 was primarily attributable to a higher accrual rate when compared to the first six months ended June 30, 2023, reflecting loan portfolio growth.

It is important to point out that the Company’s policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 140 days in non-judicial states and longer in judicial states or if the borrower files bankruptcy). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

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Income Taxes. Income tax expense for the six months ended June 30, 2024 and 2023 was $6,895 and $10,181, respectively. This tax expense is related to municipal franchise taxes. During 2022, the Company elected to be treated as a corporation taxed as a “real estate investment trust” (“REIT”). A REIT is an entity entitled to special and beneficial U.S. federal income tax treatment, provided it satisfies various requirements relating to its organization, its ownership, its distributions and the nature of its assets and income. Subject to a number of significant exceptions, an entity that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes annually to its members. However, a REIT nonetheless may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on its assets and operations.

Comparison of Financial Condition at June 30, 2024 and December 31, 2023

Total Assets. At June 30, 2024, total assets equaled $120.2 million, a decrease of $10.3 million, or 7.9%, from $130.5 million at December 31, 2023. The decrease in total assets compared to yearend was primarily attributable to a decrease in the size of the loan portfolio, driven by more conservative loan selection during the six months ended June 30, 2024.

Mortgage Loans Receivable, Net. Net loans are the unpaid principal balance of Portfolio Loans, net of deferred loan origination fees, allowance for loan losses and fair value adjustments related to impairment. See “Critical Accounting Policies and Accounting Estimates – Deferred Loan Origination Fees” on Page 6, and “– Fair Value of Mortgage Loans Receivable” on Page 6 for additional details.

At June 30, 2024, net loans equaled $117.0 million, a decrease of $9.9 million, or 7.8%, from $126.9 million at December 31, 2023. The decrease in net loans compared to yearend was primarily attributable to a decrease in the size of the loan portfolio, driven by more conservative loan selection during the six months ended June 30, 2024.

Real Estate Held for Sale (REO). As of June 30, 2024, the Company had REO asset inventory of $2.2 million (1.8% of total assets) comprised of 1 property located in Alameda County, California. Repairs to the California property are 95% complete and the Company is waiting for a public works permit to be issued prior to listing the property for sale. During the six months ended June 30, 2024, no REO asset was acquired and no REO asset was sold.

This compares to December 31, 2023 when the Company had REO asset inventory of $2.2 million (1.7% of total assets) comprised of the same property located in Alameda County, California.

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Liquidity and Capital Resources

The Company’s primary sources of funds include Portfolio Loan payoffs, monthly interest payments received on Portfolio Loans, and Bank Borrowings. Other sources of funds may include proceeds from Equity Program investors as well as the disposition of non-performing assets.

Cash. Our cash account sweeps cash in excess of a minimum $10,000 balance on a daily basis and applies such funds to paying down our Bank Borrowings.  As such, fluctuations in cash may vary based on the timing of such sweeps.

Equity Program. On April 1, 2009, the Company commenced a private placement equity offering of 10% Preferred, Participating LLC ownership interests. The private placement offering represented all of the Company’s equity until the capital restructuring on February 1, 2021 and January 1, 2023, and was a continuous offering that allowed the Company to raise additional equity as needed. Equity Program investors are able to demand redemption of their equity units, subject to certain restrictions.

At June 30, 2024, equity totaled $69.4 million, a decrease of $7.2 million, or 9.4%, from $76.6 million at December 31, 2023. See “Statements of Changes in Members’ Equity” on Page 15 for additional details. This decrease was primarily due to the impact of the challenging interest rate environment on capital raising efforts, as discussed above.  The Company’s equity balance was in compliance with bank covenants at June 30, 2024 and December 31, 2023.

Class D Equity. The Securities and Exchange Commission qualified the Class D Units offering pursuant to Regulation A effective September 22, 2022.

The following table sets forth the Company’s Class D Units at the dates indicated:

	As of the Six Months Ended June 30,	As of the Year Ended December 31,
	2024	2023
Total assets	$119,333,566	$129,289,383
Class D Equity	15,841,291	19,548,514
Percentage of total assets	13.3%	15.1%

Bank Borrowings. As of June 30, 2024, the Company had a $60 million line of credit from Umpqua Bank. This revolving line of credit was collateralized by all of the Company’s assets, including all of its Portfolio Loans, and was senior in priority to the Class D Units. While the line of credit provided leverage and a source of capital to make loans, the primary benefit to the Company was cash management. Because the revolving line of credit allowed the Company to draw on and pay down the line of credit daily, the Company could use the line of credit to efficiently manage the ebbs and flows of Portfolio Loan funding and payoffs while keeping investor capital fully utilized. The revolving line of credit could also provide the Company with liquidity to meet investor withdrawal requests.

The line of credit was subject to a “borrowing base” limitation. The borrowing base was an amount equal to the lesser of 65 percent of the outstanding balance of the Company’s Portfolio; subject to certain adjustments and exclusions and subject to a cap of $60 million. At June 30, 2024, the borrowing base was $60 million. Under the line of credit, the Company was also required to maintain compliance with certain financial covenants, including maintenance at the end of each calendar quarter of (a) a debt to tangible net worth of not more than 1.00 to 1.00 ratio (calculated as the outstanding line of credit balance divided by the sum of equity and Senior Notes); (b) a turnover ratio of no less than 1.00 to 1.00 (calculated as the ratio of paid off note receivables to average line of credit utilization); and (c) interest and preferred return coverage ratio of no less than 1.00 to 1.00 (calculated as the ratio of cash flow to interest expense and preferred returns). As of June 30, 2024, the Company was in compliance with all of the foregoing financial covenants.

As of June 30, 2024, $60 million was available under the Company’s line of credit agreement with Umpqua Bank (“Umpqua”).

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The Company originally entered into a Business Loan and Security Agreement (Revolving Line of Credit) dated effective May 7, 2021 (the “Umpqua Loan Agreement”) with Umpqua Bank (“Umpqua”), an Oregon state-chartered bank, with respect to a revolving credit line (“Umpqua Credit Line”) on May 13, 2021, and in connection therewith issued to Umpqua a promissory note (the “Umpqua Note”) for a maximum principal amount of up to $40 million. The conditions precedent to the effectiveness of the Umpqua Credit Line were satisfied, and the transactions contemplated thereunder consummated, on May 14, 2021. The Umpqua Credit Line refinanced the Company’s previous $40 million revolving line of credit from Western Alliance Bank. Effective August 10, 2021, the Umpqua Loan Agreement was amended to increase the maximum amount of funds available under the Umpqua Credit Line to $50 million. Effective January 28, 2022, the Umpqua Loan Agreement was amended to increase the maximum amount of funds available under the Umpqua Credit Line to $60 million, and the interest rate spread was transitioned from 1-Month LIBOR plus 2.75% to 1-Month SOFR (Secured Overnight Financing Rate) plus 2.80 to comply with the Federal Reserve’s request that banks phase out the use of LIBOR. Effective June 8, 2022, the Umpqua Loan Agreement was amended to increase the maximum amount of funds available under the Umpqua Credit Line to $75,000,000. Effective June 29, 2023, the Umpqua Loan Agreement was amended to decrease the maximum amount of funds available under the Umpqua Credit Line to $60,000,000, and the maturity date was extended to May 5, 2025. The decrease in the size of the Umpqua Credit Line was requested by the Company to reduce interest expense.  On July 2, 2024, the Umpqua Loan Agreement was increased, again at the Company’s request, from $60 million to $80 million, and the maturity date was extended to May 5, 2026.

For the six months ended June 30, 2024 and for the year ending December 31, 2023, average line of credit utilization during these periods was 85.0% and 58.5%, respectively.

The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company’s Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

Off-Balance Sheet Arrangements. In the normal course of operations, the Company engages in financial transactions that, in accordance with generally accepted accounting principles, are not recorded in its financial statements. Specifically, the Company does not charge interest to borrowers on loan proceeds held back for construction until the funds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these held back loan proceeds as an unfunded loan balance.

The Company provides further information about these off-balance sheet arrangements in the quarterly financial results it provides to investors and files with the Securities and Exchange Commission.

ITEM 2 OTHER INFORMATION

None.

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ITEM 3 FINANCIAL STATEMENTS

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Balance Sheets

June 30, 2024 and December 31, 2023

(unaudited)

_____________________________

	As of June 30,	As of December 31,
	2024	2023

ASSETS

Cash and cash equivalents	$10,000	$310,960
Mortgage interest receivable	940,758	961,690
Mortgage loans receivable, net	116,140,980	125,683,537
Real estate held for sale	2,181,553	2,167,535
Other assets	60,275	165,661
Total assets	$119,333,566	$129,289,383

LIABILITIES AND MEMBERS’ EQUITY

Liabilities
Accounts payable and other accrued liabilities	$(1,894)	$64,930
Servicer fees payable	298,451	332,130
Interest payable	263,465	297,954
Notes payable - senior notes	-	-
Line of credit, net	49,375,429	51,969,317
Total liabilities	49,935,451	52,664,331
Members’ equity	69,398,115	76,625,052
Total liabilities and members’ equity	$119,333,566	$129,289,383

The accompanying notes are an integral part of these financial statements.

13

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Income

June 30, 2024 and 2023

(unaudited)

_____________________________

	Six Months Ended June 30,
	2024	2023

Revenues	$7,273,653	$6,062,076

Operating expenses
Interest expense	2,057,071	1,023,770
Servicer fees	1,907,886	1,626,863
Provision for loan losses	77,305	-
Professional fees	274,951	157,138
Real estate holding costs	7,074	5,542
Other	104,090	113,723
Total operating expenses	4,428,377	2,927,036

Net income	$2,845,276	$3,135,040

The accompanying notes are an integral part of these financial statements.

14

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Changes in Members’ Equity

June 30, 2024 and December 31, 2023

(unaudited)

	Class A	Class B	Class C	Class D	Total

Balance, December 31, 2022	6,187,677	21,202,112	31,436,270	2,689,506	61,515,565

Members' contributions	1,842,676	4,277,766	2,853,042	6,296,868	15,270,352
Members' capital withdrawals	(1,500,354)	(6,248,743)	(8,447,422)	(11,544,918)	(27,741,437)
Transfers	-	(769,601)	974,958	(205,357)	-
Notes payable converted to members' equity	-	-	100,000	21,155,179	21,255,179
Net income	1,500,354	1,841,394	1,826,407	1,157,238	6,325,393

Balance, December 31, 2023	8,030,353	20,302,928	28,743,255	19,548,516	76,625,052

Members' contributions	706,355	1,889,450	1,544,096	1,526,954	5,666,855
Members' capital withdrawals	(760,417)	(5,614,997)	(4,576,860)	(4,786,793)	(15,739,067)
Transfers	(3,988,359)	3,650,983	1,243,442	(906,066)	-
Net income	560,417	977,726	848,450	458,683	2,845,276

Balance, June 30, 2024	4,548,349	21,206,090	27,802,383	15,841,294	69,398,116

The accompanying notes are an integral part of these financial statements.

15

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Statements of Cash Flows

June 30, 2024 and 2023

(unaudited)

_____________________________

	Six Months Ended June 30,
		(Restated)
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,845,276	$3,135,040
Adjustments to reconcile net income to net cash provided by operating activities
Provision for losses on loans	77,305	-
Amortization of deferred loan origination fees	(1,133,107)	(868,084)
Amortization of line of credit origination fees	90,000	-
Senior notes interest expense converted to debt	-	77,422
Change in operating assets and liabilities
Mortgage interest receivable	20,932	(33,257)
Other assets	105,386	427,477
Accounts payable and other accrued liabilities	(66,824)	(118,444)
Servicer fees payable	(33,679)	(1,743)
Interest payable	(34,489)	7,643
Net cash provided by operating activities	1,870,800	2,626,054

CASH FLOWS FROM INVESTING ACTIVITIES
Loans funded	(94,270,461)	(106,116,414)
Principal collected on loans	104,868,820	88,583,313
Improvement costs on real estate held for sale	(14,018)	-
Net cash (used in) provided by investing activities	10,584,341	(17,533,101)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments on notes payable - senior notes	-	(21,380,178)
Net borrowings on line of credit	(2,683,888)	23,338,733)
Members' contributions	5,666,855	28,771,478
Members' earnings distributions	-	(79,148)
Members' withdrawals	(15,739,067)	(15,736,343)
Net cash provided by (used in) financing activities	(12,756,100)	14,914,542

Net increase (decrease) in cash and cash equivalents	(300,960)	7,495
Cash and cash equivalents, at beginning of year, as restated (See Note 2)	310,960	128,756
Cash and cash equivalents, at end of period	$10,000	$136,251

16

	Six Months Ended June 30,
		(Restated)
	2024	2023
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$2,001,560	$903,915

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND
FINANCING TRANSACTIONS
Mortgage loan receivable converted to real estate held for sale	$-	$-
Mortgage interest receivable converted to real estate held for sale	$-	$-
Proceeds from sale of real estate applied to cross collateralized mortgage loan receivable	$-	$-
Capitalized loan origination fees	$1,068,719	$771,432
Interest reserve holdbacks	$(353,982)	$427,477
Distributed earnings reinvested as members' equity	$2,845,276	$3,135,040
Senior notes payable converted to members' equity	$-	$21,177,756
Interest payable converted to members' equity	$-	$77,423

The accompanying notes are an integral part of these financial statements.

17

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2024 and 2023

(unaudited)

_____________________________

1. Organization

Iron Bridge Mortgage Fund, LLC (the “Fund”) is an Oregon limited liability company that was organized to engage in business as a mortgage lender for the purpose of making and arranging various types of loans to the general public and businesses, acquiring existing loans and selling loans, all of which are or will be secured, in whole or in part, by real or personal property throughout the United States. The Fund is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company (the “Manager”). The Fund receives certain operating and administrative services from the Manager, some of which are not reimbursed to the Manager. The Fund's financial position and results of operations would likely be different absent this relationship with the Manager.

Term of the Fund

The Fund will continue in perpetuity, at the sole discretion of the Manager, unless dissolved under provisions of the operating agreement at an earlier date.

2. Summary of Significant Accounting Policies And Restatement

Management estimates and related risks

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Such estimates relate principally to the determination of the allowance for loan losses and fair value of real estate owned. Although these estimates reflect management’s best estimates, it is at least reasonably possible that a material change to these estimates could occur.

The fair value of real estate, in general, is impacted by current real estate and financial market conditions. Should these markets experience significant declines, the resulting collateral values of the Fund's loans will likely be negatively impacted. The impact to such values could be significant and as a result, the Fund's actual loan losses and proceeds from the sales of real estate held could differ significantly from management's current estimates.

18

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2024 and 2023

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

The Fund considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. Cash on deposit occasionally exceeds federally insured limits. The Fund believes that it mitigates this risk by maintaining deposits with major financial institutions.

Mortgage loans receivable

Mortgage loans, which the Fund has the intent and ability to hold to maturity, generally are stated at their outstanding unpaid principal balance with interest thereon being accrued as earned. Mortgage loans receivable make up the only class of financing receivables within the Fund’s lending portfolio. As a result, further segmentation of the loan portfolio is not considered necessary.

If the probable ultimate recovery of the carrying amount of a loan, with due consideration for the fair value of collateral, is less than amounts due according to the contractual terms of the loan agreement and the shortfall in the amounts due are not insignificant, the carrying amount of the investment shall be reduced to the present value of estimated future cash flows discounted at the loan’s effective interest rate. If a loan is collateral dependent, it is valued at the estimated fair value of the related collateral.

Interest is accrued daily based on the principal of the loans. If events and or changes in circumstances cause management to have serious doubts about the further collectability of the contractual payments, a loan may be categorized as impaired and interest is no longer accrued. Any subsequent payments on impaired loans are applied to reduce the outstanding loan balances including accrued interest and advances.

Allowance for loan losses

In June 2016, the Financial Accounting Standards Board (“FASB”) issued guidance (FASB ASC 326) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren’t measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity’s exposure to credit risk and the measurement of credit losses. Financial assets held by the Fund that are subject to the guidance in FASB ASC 326 were mortgage loans receivable. The Fund adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and primarily resulted in new/enhanced disclosures only.

Mortgage loans receivable are stated at their estimated collectible amounts and comprise amounts billed and currently due from borrowers. The Fund extends credit to borrowers in the normal course of business. Collections from borrowers are continuously monitored and an allowance for loan losses is maintained based on historical experience adjusted for current conditions and reasonable forecasts, taking into account geographical and industry-specific economic factors. The Fund also considers any specific customer collection issues. Since the Fund’s loans are largely similar in that they are collateralized by real estate, the Fund evaluates its allowance for credit losses as one portfolio segment. At origination, the Fund evaluates credit risk based on a variety of credit quality factors including prior payment experience, customer financial information, credit ratings, probabilities of default, industry trends and other internal metrics. On a continuing basis, data for each major customer is regularly reviewed based on past-due status to evaluate the adequacy of the allowance for credit losses; actual write-offs are charged against the allowance. Because all loans are considered short-term in nature (12 months or less), collateral values are generally evaluated only at inception of the loan. Loans are considered non-performing or non-accruing after being non-current for 30 days. Non-performing and non-accruing loans totaled approximately $1.8 million at June 30, 2024 and were collateralized by residential real estate.  There were $823,207 non-accruing loans at December 31, 2023.

When accrued interest is reversed or charged-off in a timely manner the FASB ASC 326 provides a practical expedient to exclude accrued interest from the allowance for credit loss measurement. Management considers nonaccrual and charge-off policies to be timely for all loans and considers the length of time before nonaccrual/charge-off and the use of appropriate other triggering events for nonaccrual and charge-offs in making this determination.

Impairment of long-lived assets

The Fund continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances occur, the Fund assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total future cash flows is less than the carrying amount of those assets, the Fund records an impairment charge based on the excess of the carrying amount over the fair value, less selling costs, of the asset.

19

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2024 and 2023

(unaudited)

_____________________________

2. Summary of Significant Accounting Policies (continued)

Real estate

Real estate acquired through or in lieu of loan foreclosure that is to be held for any purpose other than use in operations, is initially recorded at fair value less estimated selling cost at the date of foreclosure. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, real estate held for sale is carried at the lower of the new cost basis or fair value less estimated costs to sell. If the future undiscounted cash flows of real estate held for sale exceed the carrying value, the asset value is recaptured to the estimated fair value, not to exceed the original basis in the property after reversion. Costs of real estate improvements are capitalized, whereas costs relating to holding real estate are expensed. The portion of interest costs relating to development of real estate is capitalized. Valuations are periodically performed by management, and any subsequent write-downs are recorded through a valuation allowance.

Deferred loan origination fees

The Fund will capitalize loan origination fees and recognize the fees as an adjustment of the yield on the related loan. Deferred loan origination fees are amortized to income over the life of the loan under the effective interest method. Deferred loan origination fees of $700,891 at June 30, 2024 and $856,702 at June 30, 2023 have been included in mortgage loans receivable, net, on the accompanying balance sheet. Deferred loan origination fees of $1,133,107 during the first six months of 2024, and $868,084 during the first six months of 2023 were amortized into income during each applicable period.

Interest Reserve Holdbacks

Upon issuance, some loans have interest reserve holdbacks which are used to fund the borrower’s interest payments over the term of the loan. Interest reserve holdbacks reduce the total amount of funds available for the borrower to draw and are recognized as interest income each month on a straight-line basis. Interest reserve holdbacks of $908,241 at June 30, 2024 and $1,262,223 at December 31, 2023, have been included in mortgage loans receivable, net, on the accompanying balance sheets.

Line of credit origination fees

The Fund has capitalized the related costs incurred in connection with its borrowings under the line of credit. These costs are being amortized using the straight-line method through maturity of the line of credit. The prepaid loan fees related to the line of credit are presented in the balance sheets as a direct deduction from the carrying amount of the line of credit.

Income taxes

During 2022, the Fund elected to be treated as a corporation taxed as real estate investment trust (“REIT”) for U.S. federal income tax purposes, commencing with its taxable year ended December 31, 2022. Accordingly, the Fund is not required to pay U.S. federal income taxes on the income generated by the Fund as it receives a dividend paid deduction for distributions to members of the Fund that generally offsets its income and gains. The Fund is required to be in compliance with certain REIT rules as defined by the Internal Revenue Service Code. As of the periods ending June 30, 2024 and 2023, the Fund was in compliance with the REIT rules.

The Fund has evaluated its current tax positions and has concluded that as of the periods ending June 30, 2024 and 2023, the Fund does not have any significant uncertain tax positions for which a reserve would be necessary.

Subsequent events

The Fund has evaluated subsequent events through September 27, 2024, the date the financial statements were available to be issued.

20

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2024 and 2023

(unaudited)

_________________________

3. Fund Provisions

The Fund is an Oregon limited liability company. The rights, duties and powers of the members of the Fund are governed by the operating agreement. The following description of the Fund’s operating agreement provides only general information. Members should refer to the Fund's operating agreement and offering circular for a more complete description of the provisions.

The Manager is in complete control of the Fund business, subject to the voting rights of the members on specified matters. The Manager acting alone has the power and authority to act for and bind the Fund.

Members may remove the Manager if: (i) the Manager commits an act of willful misconduct which materially adversely damages the Fund; or (ii) holders of at least 75% of the outstanding membership interests, excluding the membership interests held by the Manager, vote in favor of such removal.

Capitalization

The Fund’s operating agreement provides for four classes of equity membership interests consisting of Class A, Class B, Class C and Class D Units. The Class A Units were issued to employees of the Manager and/or their tax-advantaged accounts. The provisions of the classes of units are described below.

Profits and losses

Profits and losses accrued during any accounting period shall be allocated among the members in accordance with their respective membership interests maintained throughout that accounting period.

Election to receive distributions

Members are entitled, on a non-compounding basis, payable monthly in arrears, to 9% (Class B Equity), 6% (Class C Equity), or 5% (Class D Equity) per annum non-guaranteed priority return ("Priority Return") on their invested capital. The Manager will share in any such distribution to the extent it acquires and holds membership interests.

Once all accrued Priority Return distributions have been made, remaining net income from operations generally shall be distributed 10% to the Fund's members, including the Manager to the extent it holds memberships interests, and 90% to Class A Equity.

21

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2024 and 2023

(unaudited)

_________________________

3. Fund Provisions (continued)

Reinvestment

Members have the option to compound their proportionate share of the Fund’s monthly earnings.

Liquidity, capital withdrawals and early withdrawals

There is no public market for units of the Fund and none is expected to develop in the foreseeable future. There are substantial restrictions on transferability of membership interests. Any transferee must be a person that would have been qualified to purchase a member unit in the offering and a transferee may not become a substituted member without the consent of the Manager.

A member may withdraw its investment in the Fund and may receive a return of capital provided that the following conditions have been met: (i) the member provides the Fund with a written request for a return of capital at least 60 days prior to such withdrawal; and (ii) the member requests a full withdrawal of all membership interest if their capital balance is less than 50,000 units. The Fund will use its best efforts to honor requests for a return of capital subject to, among other things, the Fund's then cash flow, financial condition, compliance with regulatory and other limitations, such as ERISA and ‘publicly traded partnership' thresholds, and prospective loans. If the Manager determines that there is available cash, the Manager shall honor such withdrawal request in accordance with the conditions stated above.

22

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2024 and 2023

(unaudited)

_________________________

4. Mortgage Loans Receivable, Net

Mortgage loans receivable, net, consisted of the following at June 30, 2024:

Outstanding mortgage loans receivable	$119,793,686
Unamortized deferred loan origination fees	(700,891)
Interest reserve holdbacks	(908,241)
Allowance for loan losses	(2,043,574)
Mortgage loans receivable, net	$116,140,980

Mortgage loans receivable, net, consisted of the following at December 31, 2023:

Outstanding mortgage loans receivable	$129,676,027
Unamortized deferred loan origination fees	(763,998)
Interest reserve holdbacks	(1,262,223)
Allowance for loan losses	(1,966,269)
Mortgage loans receivable, net	$125,683,537

23

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2024 and 2023

(unaudited)

_________________________

5. Allowance for Loan Losses

Activity in the allowance for loan losses was as follows for the year ended December 31, 2023 and the six months ended June 30, 2024:

2023 Beginning balance	$1,910,685
Provision for loan losses	161,758
Write-offs	(106,174)
Ending balance as of December 31, 2023	$1,966,269

2024 Beginning balance	$1,966,269
Provision for loan losses	77,305
Write-offs	-
Ending balance as of June 30, 2024	$2,043,574

Allocation of the allowance for loan losses by collateral type as of June 30, 2024 and December 31, 2023 consisted of the following (allocation of allowance is not an indication of expected future use):

As of June 30, 2024:

Single family residential (1 - 4 units)	$1,849,902
Land/Construction	193,672
Multi-family residential (5 or more units)	-
Commercial	-
Total	$2,043,574

As of December 31, 2023:

Single family residential (1 - 4 units)	$1,743,298
Land/Construction	220,007
Multi-family residential (5 or more units)	2,964
Commercial	-
Total	$1,966,269

24

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2024 and 2023

(unaudited)

_________________________

6. Line of Credit, Net

As of June 30, 2024, the Fund had available a line of credit of up to $60,000,000 with Umpqua Bank (“the Bank”), payable in monthly interest only payments through March 5, 2025, at which time all outstanding principal and interest is due. Amounts borrowed under the line of credit bear interest at the greater of 4.00% or the Secured Overnight Borrowing Rate (“SOFR”) plus 2.80% (7.63%, 7.64% and 7.47% at June 30, 2024, December 31, 2023 and June 30, 2023, respectively), not to exceed the temporary ceiling in effect from January 5, 2023 to January 4, 2024 of the greater of 7.00% or SOFR plus 2.30%.  The line of credit is subject to a borrowing base and is secured by substantially all of the Fund’s assets.

The line of credit agreement contains certain covenants and restrictions. The Fund was in compliance with these covenants and restrictions at June 30, 2024 and December 31, 2023.

Line of credit, net, consisted of the following at June 30, 2024:

Line of credit	$49,355,758
Line of credit origination fees	19,671
Line of credit, net	$49,375,429

Line of credit, net, consisted of the following at December 31, 2023:

Line of credit	$52,029,063
Line of credit origination fees	(59,745)
Line of credit, net	$51,969,318

25

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2024 and 2023

(unaudited)

_________________________

7. Related Party Transactions

Servicing fees

Under the terms of the third amended and restated operating agreement, servicing fees of .25% (3% annually) of the principal amount of each Fund loan are payable monthly to the Manager. During the six months ended June 30, 2024 and 2023, servicing fees earned by the Manager amounted to $1,907,886 and $1,626,863, respectively. As of June 30, 2024 and December 31, 2023, servicing fees payable to the Manager were $298,451 and $332,130, respectively.

Operating expenses

For the six months ended June 30, 2024 and 2023, the Manager elected to absorb all operating expenses of the Fund besides those which have been recorded in the Fund’s statements of income and changes in members’ equity. These operating expenses were de minimis.

Other transactions

The members of the Manager are also members of the Fund. During the six months ended June 30, 2024, the members of the Manager incurred contributions and distributions to and from the Fund totaling $805,825 and $1,910,607, respectively. Effective March 15, 2024, the sole member of the Manager is Gerard Stascausky.  Before March 15, 2024, the members were Gerard Stascausky and Sarah Gragg Stascausky.  Both are still members of the Fund.

8. Loan Concentrations and Characteristics

The loans are secured by recorded deeds of trust or mortgages. At June 30, 2024, there were 275 secured loans outstanding with 139 borrowers with the following characteristics:

Total secured loans outstanding	$119,793,686
Average secured loan outstanding	$435,613
Average secured loan as percent of total secured loans	0.36%
Average secured loan as percent of members’ equity	0.63%
Largest secured loan outstanding	$1,818,000
Largest secured loan as percent of total secured loans	1.52%
Largest secured loan as percent of members’ equity	2.62%
Number of secured loans over 90 days past due and still accruing interest	2

26

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2024 and 2023

(unaudited)

_________________________

8. Loan Concentrations and Characteristics (continued)

Approximate investment in secured loans over 90 days past due interest and still accruing interest	$638,187
Number of secured loans in foreclosure	5
Approximate principal of secured loans in foreclosure	$1,637,869
Number of secured loans on non-accrual status	2
Approximate investment in secured loans on non-accrual status	$453,514
Number of secured loans considered to be impaired	-
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Number of secured loans over 90 days past maturity	2
Approximate principal of secured loans over 90 days past maturity	$453,514
Number of states where security is located	13
Number of counties where security is located	70

At June 30, 2024, all of the Fund’s loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at June 30, 2024:

	Loan Balances	Percentage
California	$74,941,756	62.56%
Other **	44,851,930	37.44%
Totals	$119,793,686	100.00%

27

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2024 and 2023

(unaudited)

_________________________

8. Loan Concentrations and Characteristics (continued)

The various counties in which secured property is located are as follows at June 30, 2024:

	Loan Balances	Percentage
Alameda, California	$17,459,477	14.57%
Santa Clara, California	13,257,469	11.07%
Other **	89,076,740	74.36%
Totals	$119,793,686	100.00%

** None of the states or counties included in the “Other” category above include loan concentrations greater than 10%.

Loans by type of property at June 30, 2024:

Single family residential (1 - 4 units)	$108,440,678
Land/Construction	11,353,008
Multi-family residential (5 or more units)	-
Commercial	-
Total	$119,793,686

The schedule below reflects the balances of the Fund’s secured loans with regards to the aging of interest payments due at June 30, 2024:

Current (0 to 30 days)	$117,988,151
31 to 90 days	713,834
91 days and greater	1,091,701
Total	$119,793,686

At June 30, 2024, all of the Fund’s loans carry a term of six to 12 months; therefore the entire “Current” loan balance of $117,988,151 is scheduled to mature on or before June 30, 2025. The scheduled maturities include five loans that were past maturity at June 30, 2024.

28

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2024 and 2023

(unaudited)

_________________________

8. Loan Concentrations and Characteristics (continued)

At December 31, 2023, there were 295 secured loans outstanding with 165 borrowers with the following characteristics:

Total secured loans outstanding	$129,676,027
Average secured loan outstanding	$439,580
Average secured loan as percent of total secured loans	0.34%
Average secured loan as percent of members’ equity	0.57%
Largest secured loan outstanding	$2,900,191
Largest secured loan as percent of total secured loans	2.24%
Largest secured loan as percent of members’ equity	3.78%
Number of secured loans over 90 days past due and still accruing interest	-
Approximate investment in secured loans over 90 days past due interest and still accruing interest	$-
Number of secured loans in foreclosure	2
Approximate principal of secured loans in foreclosure	$695,805
Number of secured loans on non-accrual status	3
Approximate investment in secured loans on non-accrual status	$822,889
Number of secured loans considered to be impaired
Approximate investment in secured loans considered to be impaired	$-
Average investment in secured loans considered to be impaired	$-
Number of secured loans over 90 days past maturity	3
Approximate principal of secured loans over 90 days past maturity	$822,889
Number of states where security is located	15
Number of counties where security is located	84

29

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2024 and 2023

(unaudited)

_________________________

8. Loan Concentrations and Characteristics (continued)

At December 31, 2023, all of the Fund’s loans are secured by recorded deeds of trust or mortgages in a first lien position on real property located throughout the United States. The various states within the United States in which secured property is located are as follows at December 31, 2023:

	Loan Balances	Percentage
California	$81,278,586	62.70%
Oregon	15,310,559	11.80%
Other **	33,086,882	25.50%
Totals	$129,676,027	100.00%

The various counties in which secured property is located are as follows at December 31, 2023:

	Loan Balances	Percentage
Alameda, California	$16,232,656	12.52%
San Mateo, California	14,021,726	10.81%
Contra Costa, California	13,972,761	10.78%
Other **	85,448,884	65.89%
Totals	$129,676,027	100.00%

** None of the states or counties included in the “Other” category above include loan concentrations greater than 10%.

Loans by type of property at December 31, 2023:

Single family residential (1 - 4 units)	$114,971,006
Land/Construction	14,509,521
Multi-family residential (5 or more units)	195,500
Total	$129,676,027

The schedule below reflects the balances of the Fund’s secured loans with regards to the aging of interest payments due at December 31, 2023:

Current (0 to 30 days)	$128,853,138
31 to 90 days	-
91 days and greater	822,889
Total	$129,676,027

30

IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2024 and 2023

(unaudited)

_________________________

8. Loan Concentrations and Characteristics (continued)

At December 31, 2023, all of the Fund’s loans carry a term of six to 12 months; therefore, the entire  “Current” loan balance of $128,853,138 is scheduled to mature in 2024. The scheduled maturities for 2024 include 6 loans totaling approximately $1,289,233 with maturity dates of December 31, 2023.

It is the Fund’s experience that often times mortgage loans are either extended or repaid before contractual maturity dates, refinanced at maturity or may go into default and not be repaid by the contractual maturity dates. Therefore, the above tabulation is not a forecast of future cash collections.

9. Real Estate Held for Sale

The following schedule reflects the net costs of real estate properties acquired through or in lieu of foreclosure and held for sale, if any, and the recorded reductions to estimated fair values, including estimated costs to sell when applicable, and other related activity as of and for the six months ended June 30, 2024:

Beginning balance (as of December 31, 2023)	$2,167,535
Costs of real estate acquired through or in lieu of foreclosure	-
Improvement costs	14,017
Converted to held for use	-
Sales of real estate	-
Ending balance	$2,181,552

At June 30, 2024, the real estate held for sale properties included one single family residential property in Alameda County, California.

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IRON BRIDGE MORTGAGE FUND, LLC

(An Oregon Limited Liability Company)

Notes to Financial Statements

June 30, 2024 and 2023

(unaudited)

_________________________

10. Commitments and Contingencies

Construction loans

At June 30, 2024, the Fund had 122 approved construction loans receivable with a total borrowing limit of approximately $21,195,000. Of these loans, 87 have undisbursed construction funds, totaling approximately $8,390,000 which the Fund reasonably expects to fund during 2024 and the first six months of 2025.

At December 31, 2023, the Fund had 136 approved construction loans receivable with a total borrowing limit of approximately $27,762,000. Of these loans, 103 loans had undisbursed construction funds, totaling approximately $12,226,000 which the Fund expects to fund during 2024.

Disbursements are made at various completed phases of the construction project. Undistributed amounts will be remitted from the Fund using a combination of line of credit draws, member contributions, reinvestments of earnings, and the payoff of principal on current loans.

Legal proceedings

The Fund is involved in various legal actions arising in the normal course of business. In the opinion of management, such matters will not have a significant adverse effect on the results of operations or financial position of the Fund.

11. Subsequent Events

On July 2, 2024, the Umpqua Loan Agreement was increased, again at the Company’s request, from $60 million to $80 million, and the maturity date was extended to May 5, 2026.

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ITEM 4 EXHIBITS

Exhibit No.	Description

2.1

Articles of Organization of Iron Bridge Mortgage Fund, LLC (Incorporated by reference to Exhibit 2.1 to Iron Bridge Mortgage, LLC Regulation A Offering Statement for the Senior Secured Demand Notes on Form 1-A as filed with the Securities and Exchange Commission on December 19, 2017 (File No. 024-10777))

2.2

Third Amended and Restated Operating Agreement of Iron Bridge Mortgage Fund, LLC, as amended (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on July 29, 2022 (File No. 24R-00149))

4.1

Form of Class D Unit Subscription Agreement, including Power of Attorney (Incorporated by reference to Exhibit 4.1 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 2 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on August 15, 2024 (File No. 024-11984))

4.2

Form of Class C Unit Subscription Agreement, including Power of Attorney (Incorporated by reference to Exhibit 4.2 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 2 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on August 15, 2024 (File No. 024-11984))

4.3

Form of Class B Unit Subscription Agreement, including Power of Attorney (Incorporated by reference to Exhibit 4.3 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 2 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on August 15, 2024 (File No. 024-11984))

4.4

Form of Class A Unit Subscription Agreement, including Power of Attorney (Incorporated by reference to Exhibit 4.4 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 2 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on August 15, 2024 (File No. 024-11984))

6.1

Business Loan and Security Agreement (Revolving Line of Credit), dated effective May 7, 2021, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on May 19, 2021 (File No. 24R-00149))

6.2

First Amendment to Loan Documents, dated August 10, 2021, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.2 to Iron Bridge Mortgage, LLC Amendment No. 1 to Regulation A Offering Statement for the Senior Secured Demand Notes on Form 1-A as filed with the Securities and Exchange Commission on August 31, 2021 (File No. 024-11462))

6.3

Second Amendment to Loan Documents, dated January 28, 2022, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.1 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on February 3, 2022 (File No. 24R-00149))

6.4

Third Amendment to Loan Documents, dated June 8, 2022, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.4 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 1 to Regulation A Offering Statement for the Senior Secured Demand Notes on Form 1-A as filed with the Securities and Exchange Commission on August 2, 2022 (File No. 024-11462))

6.5

Fourth Amendment to Loan Documents, dated February 16, 2023, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.5 to Iron Bridge Mortgage, LLC Semi-Annual Report on Form 1-SA as filed with the Securities and Exchange Commission on September 28, 2023 (File No. 24R-00149))

6.6

Fifth Amendment to Loan Documents, dated June 29, 2023, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.6 to Iron Bridge Mortgage, LLC Semi-Annual Report on Form 1-SA as filed with the Securities and Exchange Commission on September 28, 2023 (File No. 24R-00149))

6.7

Sixth Amendment to Loan Documents, dated January 5, 2024, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.7 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 2 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on August 15, 2024 (File No. 024-11984))

6.8

Seventh Amendment to Loan Documents, dated July 2, 2024, by and between Iron Bridge Mortgage Fund, LLC and Umpqua Bank (Incorporated by reference to Exhibit 6.8 to Iron Bridge Mortgage, LLC Post-Qualification Amendment No. 2 to Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on August 15, 2024 (File No. 024-11984))

6.9

Promissory Note, dated effective May 7, 2021, issued by Iron Bridge Mortgage Fund, LLC in favor of Umpqua Bank (Incorporated by reference to Exhibit 6.2 to the Current Report on Form 1-U as filed with the Securities and Exchange Commission on May 19, 2021 (File No. 24R-00149))

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on September 27, 2024.

IRON BRIDGE MORTGAGE FUND, LLC

By:	IRON BRIDGE MANAGEMENT GROUP, LLC
Its:	Manager

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities indicated, and on September 27, 2024.

IRON BRIDGE MANAGEMENT GROUP, LLC

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director of Iron Bridge Management Group, LLC (Principal Executive Officer)

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